EXHIBIT 99.1

FirstService Announces Exercise in Full of Over-Allotment Option in Connection With Public Offering of Convertible Unsecured Subordinated Debentures

Not for Distribution to U.S. News Wire Services or for Dissemination in the U.S.

TORONTO, Dec. 9, 2009 (GLOBE NEWSWIRE) -- FirstService Corporation (TSX:FSV) (TSX:FSV.PR.U) (TSX:FSV.DB.U) (Nasdaq:FSRV) ("FirstService") announced today that the underwriters of its offering of 6.50% convertible unsecured subordinated debentures (the "Debentures") exercised in full their previously announced over-allotment option, resulting in the issue of an additional US$7 million aggregate principal amount of Debentures.

The underwriting syndicate for the offering was co-led by TD Securities Inc. and Scotia Capital Inc., and included BMO Capital Markets, CIBC, HSBC Securities (Canada) Inc., RBC Capital Markets, Raymond James Ltd. and PI Financial Corp.

The Debentures trade on the Toronto Stock Exchange under the symbol "FSV.DB.U."

The Debentures are direct, unsecured obligations of FirstService, subordinated to other indebtedness of FirstService for borrowed money and rank equally with all other unsecured subordinated indebtedness. The Debentures mature on December 31, 2014 and accrue interest at the rate of 6.50% per annum payable semi-annually in arrears on June 30 and December 31 in each year, commencing June 30, 2010. At the holder's option, the Debentures may be converted into subordinate voting shares of FirstService at any time prior to the close of business on the earlier of the business day immediately preceding either the maturity date and the date specified by FirstService for redemption of the Debentures. The conversion price is US$28.00 for each subordinate voting share, subject to adjustment in certain circumstances.

Additional details with respect to the Debentures are described in FirstService's press release issued on November 10, 2009 in connection with the closing of the offering of the Debentures.

FirstService will use the net proceeds from the exercise of the over-allotment option and sale of additional Debentures for general corporate purposes and to repay existing indebtedness under its credit facility, which will then be available to be drawn, as required, for working capital, acquisitions and associated contingent purchase consideration and/or general corporate purposes.

The securities offered have not been and will not be registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registrations requirements of such Act. This press release shall not constitute an offer to sell or the solicitation of an offer to buy the securities in any jurisdiction.

ABOUT FIRSTSERVICE

FirstService is a global diversified leader in the rapidly growing property services sector, providing services in the following three areas: commercial real estate, residential property management, and property services. The industry-leading service platform include: FirstService Real Estate Advisors and Colliers International, the fourth largest global player in commercial real estate services; FirstService Residential Management, the largest manager of residential communities in North America; and TFC, North America's largest provider of property services through franchise and contractor networks.

FirstService generates more than US$1.7 billion in annualized revenues and has more than 18,000 employees worldwide. More information about FirstService is available at www.firstservice.com.

Forward-looking Statements

Certain information included in this press release is forward-looking, within the meaning of applicable securities laws. Much of this information can be identified by looking for words such as "believe", "expects", "expected", "will", "intends", "projects", "anticipates", "estimates", "continues" or similar words. In particular, this press release includes forward-looking statements pertaining to the intended use of the net proceeds from the exercise of the over-allotment option and sale of additional Debentures. FirstService believes the expectations reflected in such forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements should not be unduly relied upon.

Forward-looking statements are based on current information and expectations that involve a number of risks and uncertainties, which could cause actual results to differ materially from those anticipated. These risks include, but are not limited to, risks associated with economic market conditions and the risks related to FirstService's businesses, including those identified in FirstService's Annual Information Form for the fiscal year ended December 31, 2008 under the heading "Risk Factors." Reference should be made to this additional information prior to making any investment decision. Forward-looking statements contained in this press release are made as of the date hereof and are subject to change. FirstService assumes no obligation to revise or update forward-looking statements to reflect new circumstances, except as required by law.

CONTACT:  FirstService Corporation
          Jay S. Hennick, Founder & CEO
            (416) 960-9500
          John B. Friedrichsen, Senior Vice President & CFO
            (416) 960-9500